October 15, 2008

Mail Stop 4561

By U.S. Mail and facsimile to 1-501-329-9139

Randy E. Mayor
Chief Financial Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

> **Re: Home Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed March 10, 2008**
> **File No. 000-51904**

Dear Mr. Mayor:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant